ANNUAL REPORT
TWO THOUSAND AND ONE

GARAN

Corporate Profile

Garan Incorporated is engaged in the design, manufacture, and sale of apparel for children, women and men. Products include tops (shirts and sweatshirts) and bottoms (trousers, skirts, shorts, sweatpants and overalls). Generally, the fabrics are cotton or polyester-cotton blends, tops are made mostly from knit fabrics, and bottoms are made from knit and woven fabrics.

GARAN

Financial Highlights

	2001	2000
Results of Operations		
Net Sales	**$257,157,000**	$236,165,000
Income from operations	**36,554,000**	26,982,000
Interest income, net	**1,798,000**	2,122,000
Earnings before provision for income taxes	**38,352,000**	29,104,000
Net Income	**$22,627,000**	$17,026,000
Year-End Financial Position		
Working Capital	**$99,523,000**	$92,691,000
Working Capital Ratio	**3.35 to 1**	3.55 to 1
Total Assets	**$168,033,000**	$163,592,000
Shareholders' Equity	**$122,564,000**	$123,490,000
Per Share of Common Stock		
Earnings Per Common Share: — Basic	**$4.63**	$3.26
— Diluted	**$4.60**	$3.25
Cash Dividends Paid	**$1.80**	$1.80
Common Shares Issued and Outstanding	**4,491,387**	5,072,337
Book Value Per Common Share	**$27.29**	$24.34

Table of Contents

2 Report from the Chairman of the Board and the President
3 Five-Year Review
4 Management's Discussion and Analysis of Financial Condition and Results of Operations
6 Consolidated Balance Sheets
7 Consolidated Statements of Earnings and Consolidated Statements of Shareholders' Equity
8 Consolidated Statements of Cash Flows
9 Notes to Consolidated Financial Statements
14 Independent Auditors' Report
15 Corporate Data and Common Stock Information
16 Board of Directors and Officers

Report from the Chairman of the Board and the President

To our Shareholders:

Sales for our 2001 fiscal year increased to $257,157,000 over fiscal year 2000 sales of $236,165,000. Net earnings for the year were $22,627,000 as compared to $17,026,000 for the prior year.

In fiscal 2001, the Company achieved significant growth in our childrenswear business. All of the children's divisions which include infant and toddler and boys and girls participated in this growth. Our men and women's business experienced a slight increase this past year.

Earnings for the year reflected savings resulting from the adoption of the Caribbean Basin Parity Agreement as well as lower costs related to increased capacity in our Central America production facilities. These facilities now account for a majority of the Company's production and also give access to global raw material markets.

The Company, after more than 25 years, phased out of its sports licensing business, primarily based upon a change in policy by the National Football League and National Basketball Association, which was the largest part of our Licensing business.

Flexibility and responsiveness in distribution methods have become increasingly important to our customers and are integral to our customer replenishment programs. The success of our Jena, Louisiana distribution facility led to the conversion of two manufacturing buildings to distribution centers this year.

In June 2001, we repurchased 596,250 shares of Common Stock for an aggregate purchase price of $17,887,500. Our balance sheet at September 30, 2001, after the repurchase, remains very strong and liquid. In addition to our regular quarterly dividends the Board of Directors declared a special dividend of $0.90 which was paid on November 29, 2001.

Sincerely,

Seymour Lichtenstein
Chairman of the Board

Jerald Kamiel
President

Five-Year Review

	2001	2000	1999	1998	1997
Net Sales	**$257,157,000**	$236,165,000	$228,845,000	$194,197,000	$153,250,000
Cost of Sales	**188,480,000**	179,515,000	170,981,000	148,382,000	116,833,000
Gross Margin on Sales	**68,677,000**	56,650,000	57,864,000	45,815,000	36,417,000
Selling and Administrative Expenses	**32,123,000**	29,668,000	29,318,000	25,126,000	22,915,000
Interest on Capitalized Leases	**86,000**	103,000	89,000	111,000	119,000
Interest Income	**(1,884,000)**	(2,225,000)	(2,513,000)	(2,960,000)	(2,773,000)
Earnings before Provision for Income Taxes	**38,352,000**	29,104,000	30,970,000	23,538,000	16,156,000
Provision for Income Taxes	**15,725,000**	12,078,000	12,630,000	9,501,000	6,441,000
Net Earnings	**$22,627,000**	$17,026,000	$18,340,000	$14,037,000	$9,715,000
Earnings Per Share—Basic	**$4.63**	$3.26	$3.52	$2.75	$1.92
—Diluted	**$4.60**	$3.25	$3.49	$2.73	$1.92
Average Shares Outstanding—Basic	**4,884,000**	5,216,000	5,210,000	5,109,000	5,070,000
—Diluted	**4,918,000**	5,238,000	5,257,000	5,150,000	5,070,000
Dividends Paid Per Share	**$1.80**	$1.80	$1.65	$1.20	$1.00
Current Assets	**$141,870,000**	$128,980,000	$116,372,000	$112,116,000	$94,014,000
Current Liabilities	**42,347,000**	36,289,000	38,970,000	31,267,000	25,607,000
Working Capital	**99,523,000**	92,691,000	77,402,000	80,849,000	68,407,000
Working Capital Ratio	**3.35**	3.55	2.99	3.59	3.67
Total Assets	**$168,033,000**	$163,592,000	$163,692,000	$146,173,000	$132,386,000
Long-term Obligations	**$1,710,000**	$1,910,000	$2,150,000	$2,170,000	$2,807,000
Shareholders' Equity	**$122,564,000**	$123,490,000	$120,127,000	$109,707,000	$100,786,000
Common Stock Issued and Outstanding	**4,491,387**	5,072,337	5,305,737	5,128,719	5,069,892

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve certain risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth below in this Management's Discussion and Analysis of Financial Condition and Results of Operations as well as in this Report generally. Without limiting the foregoing, the words believes, anticipates, plans, expects, and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those appearing in this Report and under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001. These forward-looking statements are made as of the date of this Report, and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

Net Sales

Net sales increased by $20,992,000, or 8.9%, to $257,157,000 in fiscal 2001 from fiscal 2000 net sales of $236,165,000. Fiscal 2000 net sales increased $7,320,000, or 3.2%, from fiscal 1999 net sales of $228,845,000. The increases in net sales in 2001 from 2000 and in 2000 from 1999 were principally in the Company's Childrenswear Division.

Gross Margin

Gross margin in fiscal 2001 was $68,677,000, or 26.7% of net sales, as compared to $56,650,000, or 24.0% of net sales, in fiscal 2000. The increase in gross margin was due to various factors including (a) duty savings resulting from lower effective duty rates on a portion of the Company's Caribbean Basin production, (b) lower costs of production as a result of shifting more production to the Caribbean Basin, (c) lower costs associated with improved manufacturing efficiencies, and (d) changes in customer programs (product mix). The Company is a beneficiary of the Trade and Development Act of 2000 pursuant to which a portion of its garments produced in the Caribbean Basin are imported free of duty subject to annual quotas.

Gross margin in fiscal 2000 was $56,650,000, or 24.0% of net sales, as compared to $57,864,000, or 25.3% of net sales, in fiscal 1999. The decrease in gross margin was due principally to product mix changes.

Selling and Administrative Expenses; Interest Income

Selling and administrative expenses in fiscal 2001 were $32,123,000, or 12.5% of net sales, as compared to $29,668,000, or 12.6% of net sales, in fiscal 2000. The decrease in selling and administrative expenses as a percentage of net sales resulted from the increase in net sales offset in part by amortization of the balance of the compensation expense relating to the shares issued pursuant to the 1999 Restricted Stock Plan, all of which vested in fiscal 2001.

Selling and administrative expenses in fiscal 2000 were $29,668,000, or 12.6% of net sales, as compared to $29,318,000, or 12.8% of net sales, in fiscal 1999. The increase in absolute dollars was due primarily to increased activity relating to the continued expansion of manufacturing facilities in the Caribbean Basin and a domestic distribution facility to support the offshore expansion and was partially offset by decreased advertising expenses.

Interest income in fiscal 2001 decreased to $1,884,000 from $2,225,000 in fiscal 2000 and $2,513,000 in fiscal 1999. The decrease in interest income has been due to declines in interest rates and in the level of investments principally due to the use of funds for the share repurchase referred to below.

Financial Position, Liquidity, and Capital Resources

On April 30, 2001, the Company's Board of Directors authorized an offer to purchase up to 700,000 shares of Common Stock (including the associated Common Stock Purchase Rights) at a purchase price not in excess of $30 nor less than $26 per share. The tender offer commenced on May 4, 2001, and expired on June 6, 2001, and a total of 596,250 shares of Company Common Stock were tendered to and purchased by the Company. The purchase price was $30 per share, and the total purchase price of $17,887,500 was paid by the Company on June 11, 2001.

On April 26, 2001, the Company ended the restriction period and fully vested the shares of Company Common Stock issued in May, 1999, pursuant to the 1999 Restricted Stock Plan.

At September 30, 2001, working capital was $99,523,000, an increase of $6,832,000 from September 30, 2000, working capital of $92,691,000. The major changes in the components of working capital were a) the increase in cash and cash equivalents, which reflects the Company's net income for the year and its decision to reduce its investments in long-term securities reduced by the cash expended in the share repurchase referred to above and b) the increased income taxes payable as a result of the increased net income.

Cash used for investing activities totaled $616,000 in 2001 compared to cash provided by investing activities of $2,578,000 in 2000. Capital expenditures were $4,811,000 in 2001 compared with $8,726,000 in 2000.

Cash used for financing activities totaled $26,846,000 in 2001 compared to $14,535,000 in 2000. The Company's principal financing activities were the share repurchase referred to above and payment of dividends.

Shareholders' equity at September 30, 2001 was $122,564,000, or $27.29 book value per share, as compared to $123,490,000, or $24.34 book value per share, at September 30, 2000. The slight overall decrease in shareholders' equity reflects the cash expended on the share repurchase referred to above offset by the Company's net income and amortization of the remaining unamortized value of shares issued pursuant to the 1999 Restricted Stock Plan. The increase in book value per share was due to the decrease in the number of shares outstanding at September 30, 2001.

Management believes that the Company has sufficient working capital to finance its operations and projected growth. There were no short-term borrowings outstanding during fiscal years 2001, 2000, and 1999, and management does not anticipate the need for any such borrowings. If necessary, the Company has the ability to obtain funds from a number of sources to meet its seasonal or long-term requirements.

Qualitative and Quantitative Disclosure about Market Risk

The Company does not believe it is exposed to market risks with respect to any of its investments; the Company does not utilize market rate sensitive instruments for trading or other purposes. The Company's long-term investments consist of United States Treasury Notes maturing in 2003.

Consolidated Balance Sheets

Assets	September 30, 2001	September 30, 2000
Current Assets:		
Cash and cash equivalents	**$33,881,000**	$14,580,000
U.S. Government securities—short-term	**0**	6,436,000
Accounts receivable, less estimated uncollectibles of $493,000 at 2001 and $512,000 at 2000	**59,301,000**	53,732,000
Inventories	**41,596,000**	47,757,000
Other current assets	**7,092,000**	6,475,000
Total Current Assets	**141,870,000**	128,980,000
U.S. Government Securities—long-term	**3,500,000**	7,695,000
Property, Plant and Equipment, net	**16,109,000**	18,878,000
Other Assets	**6,554,000**	8,039,000
Total Assets	**$168,033,000**	$163,592,000

Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$11,609,000**	$10,417,000
Accrued liabilities	**20,573,000**	21,263,000
Income taxes payable	**9,945,000**	4,369,000
Current portion of capitalized lease obligations	**220,000**	240,000
Total Current Liabilities	**42,347,000**	36,289,000
Capitalized Lease Obligations, net of current portion	**1,710,000**	1,910,000
Deferred Income Taxes	**1,412,000**	1,903,000
Shareholders' Equity:		
Preferred stock ($10 par value), 500,000 shares authorized; none issued		
Common stock (no par value), 15,000,000 shares authorized; shares issued: 4,491,387 at 2001 and 5,072,337 at 2000	**2,246,000**	2,536,000
Additional paid-in capital	**5,817,000**	6,327,000
Unamortized value of restricted stock	**0**	(3,073,000)
Retained earnings	**114,501,000**	117,700,000
Total Shareholders' Equity	**122,564,000**	123,490,000
Total Liabilities and Shareholders' Equity	**$168,033,000**	$163,592,000

See notes to consolidated financial statements.

Consolidated Statements of Earnings

	Years Ended September 30, 2001	2000	1999
Net Sales	**$257,157,000**	$236,165,000	$228,845,000
Cost of sales	**188,480,000**	179,515,000	170,981,000
Gross margin on sales	**68,677,000**	56,650,000	57,864,000
Selling and administrative expenses	**32,123,000**	29,668,000	29,318,000
Interest on capitalized leases	**86,000**	103,000	89,000
Interest income	**(1,884,000)**	(2,225,000)	(2,513,000)
Earnings before provision for income taxes	**38,352,000**	29,104,000	30,970,000
Provision for income taxes	**15,725,000**	12,078,000	12,630,000
Net Earnings	**$22,627,000**	$17,026,000	$18,340,000
Earnings per share—Basic	**$4.63**	$3.26	$3.52
—Diluted	**$4.60**	$3.25	$3.49
Average shares outstanding—Basic	**4,884,000**	5,216,000	5,210,000
—Diluted	**4,918,000**	5,238,000	5,257,000

Consolidated Statements of Shareholders' Equity

Years Ended 1999, 2000 and 2001	Common Stock	Additional Paid-in Capital	Unamortized Value of Restricted Stock	Retained Earnings	Total
Balance at September 30, 1998	$2,564,000	$6,792,000	$ 0	$100,351,000	$109,707,000
Net earnings				18,340,000	18,340,000
Issuance of restricted stock	80,000	4,200,000	(4,280,000)		
Amortization of restricted stock			355,000		355,000
Exercise of stock options	9,000	280,000			289,000
Dividends paid—$1.65 per share				(8,564,000)	(8,564,000)
Balance at September 30, 1999	$2,653,000	$11,272,000	$(3,925,000)	$110,127,000	$120,127,000
Net earnings				17,026,000	17,026,000
Repurchase of stock	(125,000)	(5,219,000)			(5,344,000)
Amortization of restricted stock			852,000		852,000
Exercise of stock options	8,000	274,000			282,000
Dividends paid—$1.80 per share				(9,453,000)	(9,453,000)
Balance at September 30, 2000	$2,536,000	$6,327,000	$(3,073,000)	$117,700,000	$123,490,000
Net earnings				**22,627,000**	**22,627,000**
Repurchase of stock	**(298,000)**	**(762,000)**		**(16,827,000)**	**(17,887,000)**
Amortization of restricted stock			**3,073,000**		**3,073,000**
Exercise of stock options	**8,000**	**252,000**			**260,000**
Dividends paid—$1.80 per share				**(8,999,000)**	**(8,999,000)**
Balance at September 30, 2001	**$2,246,000**	**$5,817,000**	**$ 0**	**$114,501,000**	**$122,564,000**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended September 30,		
	2001	**2000**	**1999**
Cash Flows From Operating Activities:			
Net earnings	**$22,627,000**	$17,026,000	$18,340,000
Adjustments to reconcile net earnings to net cash flows provided by operating activities:			
Deferred compensation	**3,073,000**	852,000	355,000
Depreciation and amortization	**7,580,000**	5,241,000	3,913,000
Deferred income taxes	**236,000**	54,000	(2,114,000)
Changes in assets and liabilities:			
U.S. Government securities—short-term	**6,436,000**		5,434,000
Accounts receivable	**(5,569,000)**	5,649,000	(16,818,000)
Inventories	**6,161,000**	(10,424,000)	(4,557,000)
Other current assets	**(1,320,000)**	(390,000)	(171,000)
Accounts payable	**1,192,000**	458,000	1,404,000
Accrued liabilities	**(690,000)**	(1,232,000)	3,920,000
Income taxes payable	**5,552,000**	(2,102,000)	2,453,000
Other assets	**1,485,000**	(1,547,000)	(1,095,000)
Net Cash Flows Provided by Operating Activities	**46,763,000**	13,585,000	11,064,000
Cash Flows From Investing Activities:			
Sale of U.S. Government securities—long-term	**7,695,000**	24,605,000	23,456,000
Purchase of U.S. Government securities—long-term	**(3,500,000)**	(13,301,000)	(16,794,000)
Additions to property, plant and equipment	**(4,811,000)**	(8,726,000)	(5,961,000)
Net Cash Flows Provided by (Used for) Investing Activities	**(616,000)**	2,578,000	701,000
Cash Flows From Financing Activities:			
Payment of dividends	**(8,999,000)**	(9,453,000)	(8,564,000)
Repayment of capitalized lease obligations	**(220,000)**	(20,000)	(137,000)
Proceeds from exercise of stock options	**260,000**	282,000	289,000
Repurchase of stock	**(17,887,000)**	(5,344,000)	
Net Cash Flows Used for Financing Activities	**(26,846,000)**	(14,535,000)	(8,412,000)
Increase in Cash and Cash Equivalents	**19,301,000**	1,628,000	3,353,000
Cash and Cash Equivalents At Beginning of Year	**14,580,000**	12,952,000	9,599,000
Cash and Cash Equivalents At End of Year	**$33,881,000**	$14,580,000	$12,952,000
Supplemental Disclosures			
Cash Paid During The Year For:			
Interest	**$86,000**	$103,000	$89,000
Income taxes	**9,929,000**	13,565,000	12,404,000

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

a. *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Translation gains and losses on consolidation of foreign subsidiaries are not significant, and, therefore no comprehensive income or separate component of shareholder's equity have been provided. All inter-company accounts and transactions have been eliminated in consolidation.

b. *Use of Estimates*

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c. *Revenue Recognition*

Sales are recognized upon shipment of merchandise. The Company does not provide for allowances or return of goods except for cause. When an allowance or return occurs, it is accounted for as a reduction of sales. Sales allowances or returns are not significant to the operations of the Company.

d. *Inventories*

Inventories are stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market.

e. *Property, Plant and Equipment*

Property, plant and equipment are carried at cost. Depreciation and amortization for financial accounting purposes are provided by using the straight line method over the estimated useful lives of the assets.

Leases of manufacturing facilities which are in substance financing arrangements have been capitalized, with the corresponding liability included in capitalized lease obligations.

f. *Income Taxes*

Deferred income taxes are provided to reflect the tax effect of timing differences in reporting income and deductions for tax and financial statement purposes under SFAS 109 which provides for accounting for deferred income taxes using the liability method.

g. *Earnings Per Share*

Earnings per share are calculated on the basis of the weighted average number of common shares outstanding during the period in accordance with the provisions of Statement of Financial Accounting Standards No. 128. Diluted earnings per share considers the effect of potential common shares such as stock options. The dilution for the years ended September 30, 2001 and 2000 is due to the net incremental effect of outstanding stock options of 34,000 and 22,000 shares, respectively.

h. *Cash and Cash Equivalents*

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

i. *Investments*

Financial instruments, which potentially subject the Company to concentration of risk, consist of cash and investments. The Company places its investments in US Treasury obligations which limits the amount of credit exposure.

The Company's investments are designated as trading or held-to-maturity. Trading securities are reported at fair value, with changes in fair value included in earnings. When the Company has the intent and ability to hold the securities to maturity they are classified as held-to-maturity securities and reported at amortized cost.

Note 2—Investments

Investments in the held-to-maturity category amounted to $3,500,000 at September 30, 2001 and consisted of U.S. Treasury Notes with contractual maturities as follows:

2003	$3,500,000
	$3,500,000

The estimated fair value of investments approximates the amortized cost, and, therefore, there are no unrealized gains or losses as at September 30, 2001.

Note 3—Inventories

Inventories consist of the following:

	2001	2000
Raw materials	$ 6,627,000	$ 8,338,000
Work in process	6,070,000	8,817,000
Finished goods	28,899,000	30,602,000
	$41,596,000	$47,757,000

Note 4—Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2001	2000
Capitalized leased manufacturing plants	$12,023,000	$12,023,000
Machinery and equipment	29,366,000	25,393,000
Leasehold improvements	6,257,000	5,786,000
Transportation equipment	4,008,000	3,883,000
	51,654,000	47,085,000
Less accumulated depreciation and amortization	35,545,000	28,207,000
	$16,109,000	$18,878,000

The net book value of the capitalized leased manufacturing plants was $2,331,000 at September 30, 2001, and $3,058,000 at September 30, 2000.

Note 5—Capitalized Leases

Substantially all of the Company's leases of manufacturing facilities in the United States have been capitalized. Future minimum lease payments of principal and interest under leases capitalized at September 30, 2001, are as follows:

2002	$262,000
2003	396,000
2004	232,000
2005	227,000
2006	222,000
Later years	785,000
	2,124,000
Less interest—2.35% to 6.0%	(194,000)
Total minimum lease payments	1,930,000
Less amounts due within one year	(220,000)
	$1,710,000

Note 6—Income Taxes

The difference between the total statutory Federal income tax and the actual income tax expense is accounted for as follows:

	2001		2000		1999	
	Amount	Percent of Pre-Tax Earnings	Amount	Percent of Pre-Tax Earnings	Amount	Percent of Pre-Tax Earnings
Federal statutory tax expense	$13,423,000	35.0%	$10,186,000	35.0%	$10,839,000	35.0%
State and local income tax expense, net of Federal income tax benefit and other	2,302,000	6.0	1,892,000	6.5	1,791,000	5.8
Income tax expense	$15,725,000	41.0%	$12,078,000	41.5%	$12,630,000	40.8%

Income tax expense consists of the following components:

	2001	2000	1999
Current	$15,489,000	$12,024,000	$14,744,000
Deferred	236,000	54,000	(2,114,000)
	$15,725,000	$12,078,000	$12,630,000

Deferred income taxes are provided to reflect the tax effect of timing differences in reporting income and deductions for tax and financial statement purposes, principally depreciation, pension, employee benefits, deferred compensation and inventory.

Included in Other Current Assets at September 30, 2001, and 2000, is $2,753,000 and $3,456,000, respectively, of current deferred income tax debits, and included in Income Taxes Payable at September 30, 2001, and 2000 is $331,000 and $307,000, respectively, of current deferred income tax credits.

Note 7—Commitments

The Company is obligated under certain long-term leases that do not meet the criteria for capitalization. The annual minimum rental commitments (excluding escalation) of these leases are:

2002	$3,066,000
2003	2,517,000
2004	2,420,000
2005	2,070,000
2006	1,596,000
2007 and thereafter	4,911,000

Total rental expense charged to operations in 2001, 2000, and 1999 amounted to $3,178,000, $2,628,000, and $2,138,000, respectively.

Note 8—Shareholders' Equity

Pursuant to the Company's Rights Plan, as amended, each shareholder holds one right for each share of common stock, and in the event any person acquires 20% of the Company's common stock other than a result of a merger or other business combination the Board of Directors determines was not effected for the purpose of acquiring Company stock, each right will give the holder the option to purchase one share of the Company's common stock for $90, subject to adjustment. The rights expire May 16, 2003, and may be redeemed by the Company for $.01 per right. As of September 30, 2001, 4,491,387 shares of the Company's common stock were reserved for issuance under the Company's Rights Plan.

Note 9—Major Customers

The Company operates within one industry segment—the manufacture of apparel. Sales to one mass merchandiser accounted for approximately 87% of the Company's net sales in 2001, 87% in 2000, and 89% in 1999. No other customer accounted for more than 10% of the Company's net sales in any of the three years. The Company routinely assesses the financial strength of its customers and, as a consequence, generally does not require collateral or other security to support customer receivables. Historically, the Company has not experienced significant losses related to receivables and management believes that its trade receivable credit risk exposure is limited.

Note 10—Employment Agreements

The Company maintains employment agreements with four directors, three of whom are also officers of the Company. The employment agreements contain provisions that would entitle each of the four directors to receive up to 2.99 times the average of the three highest annual compensation years out of the five prior years plus gross-up for excise taxes and continuation of certain benefits if there is a change in control in the Company (as defined) and his employment terminates. The maximum contingent liability under these agreements in such event is approximately $11,227,000. The employment agreements also provide for severance benefits, disability and death benefits and, as to one officer-director, consulting services under certain circumstances.

Note 11—Pension and Retirement Plans

The Company contributes to defined benefit pension plans which cover all eligible employees. Pension costs are generally funded currently. Pension expense amounted to $919,877 in 2001, $279,718 in 2000, and $253,899 in 1999. Pension information under FASB No. 132 is as follows:

	2001	2000
Change in Benefit Obligations		
Benefit obligation at beginning of year	$15,517,516	$15,691,610
Service cost	552,873	580,760
Interest cost	1,158,849	1,167,556
Actuarial gain (loss)	2,578,870	(261,540)
Benefits paid	(246,746)	(258,243)
Settlements	(1,809,942)	(1,402,627)
Benefit obligation at end of year	$17,751,420	$15,517,516
Change in Plan Assets		
Fair value of plan assets at beginning of year	$19,084,403	$19,629,294
Actual return on plan assets	778,956	222,177
Employer contribution	1,904,169	893,802
Benefits paid	(246,746)	(258,243)
Settlements	(1,809,942)	(1,402,627)
Fair value of plan assets at end of year	$19,710,840	$19,084,403
Reconciliation of Funded Status		
Funded status	$ 1,959,420	$ 3,566,887
First Quarter Contribution	263,088	1,354,255
Unrecognized net transition obligation	304,260	378,163
Unrecognized prior service cost	420,048	609,663
Unrecognized net actuarial loss	4,179,340	1,324,062
Prepaid benefit cost, September 30	$ 7,126,156	$ 7,233,030
Weighted-average Assumptions		
Discount rate		
Beginning of year	7.75%	7.50%
End of year	7.00%	7.75%
Expected return on plan assets	9.50%	9.50%
Rate of compensation increase	5.30%	5.30%
Components of Net Periodic Benefit Cost		
Service cost	$ 552,873	$ 580,760
Interest cost	1,158,849	1,167,556
Expected return on plan assets	(1,885,120)	(1,911,687)
Amortization of net transition obligation	71,387	73,768
Amortization of prior service cost	164,327	186,422
Amortization of net actuarial loss	93,511	26,574
Curtailment loss	32,969	0
Settlement loss	731,081	156,325
Net periodic benefit cost	$ 919,877	$ 279,718

The Board of Directors adopted on January 1, 1995, a Supplemental Benefit Restoration Plan for certain employees to restore certain pension benefits which had been reduced by legislative action. During the fiscal year, the Company amended the plan to eliminate a cap on income subject to the plan resulting in a one-time expense for the retroactive effect of such amendment. The Company is currently funding its obligations under the Plan and the 2001, 2000, and 1999 expense for such plan was $1,400,000, $184,000, and $180,000, respectively.

Note 12—Stock Option Plan

In 1989, the Company adopted a plan ("1989 Plan") for granting stock options to employees to purchase common stock at a price not lower than its fair market value at the respective date of grant, and 200,000 shares (as adjusted) were reserved for issuance under the 1989 plan. On November 6, 1996, options to purchase a total of 177,500 shares of the Company's Common Stock at an exercise price of $17 per share were granted to certain employees. The options are exercisable until ten years from date of grant subject to certain conditions. No further options are available for grant under the 1989 Plan. In 1998, the Company adopted a plan (1998 Plan) for granting stock options to employees pursuant to terms and conditions equivalent to the 1989 Plan, and 200,000 shares were reserved for issuance. No options have been granted pursuant to the 1998 Plan, and at September 30, 2001, 200,000 options were available for grant thereunder.

During fiscal 2001, 15,300 options were exercised for a total of $260,100. At September 30, 2001, there were 69,755 options outstanding all of which were exercisable.

The Company applies Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) and related interpretations in accounting for its stock options plans. Accordingly, no compensation expense is recognized when options are granted. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 (Accounting for Stock-Based Compensation) which became effective for the Company during the current year. Had compensation expense been determined based on the fair value methodology prescribed in this statement, net earnings and earnings per share for the current year would have been reduced by approximately $248,000 or $.05 per share for options granted in fiscal 1997. The fair value of the options granted during fiscal 1997 was estimated at $2.33 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 6%, volatility 19%, risk-free interest rate of 6.5% and an expected life of 6 years.

Note 13—Restricted Stock Plan

In May, 1999, the Company terminated the Supplemental Executive Retirement Plan ("SERP"), which had been adopted in 1989 for certain executive employees to restore pension benefits which had been reduced by legislative action. In lieu of the SERP, the Company adopted a 1999 Restricted Stock Plan ("Restricted Stock Plan") for the benefit of the same individuals covered under the SERP and issued 160,000 shares of Common Stock thereunder. The shares issued pursuant to the Restricted Stock Plan were subject to restrictions on transfer and certain other conditions. During the restriction period, plan participants were entitled to vote and receive dividends on such shares.

Upon issuance of the 160,000 shares pursuant to the Restricted Stock Plan, an unamortized compensation expense equivalent to the market value of the shares on the date of grant was charged to shareholders' equity to be amortized over the five year restriction period. On April 26, 2001, the Compensation Committee elected to end the restriction period, and all shares issued pursuant to the Restricted Stock Plan vested on that date. The compensation expense taken with respect to the restricted shares during the years ended September 30, 2001 and 2000, was $3,073,000 and $852,000, respectively, and there will be no further compensation expense with respect to the Restricted Stock Plan.

Note 14—Quarterly Financial Data (Unaudited)

Financial data for the interim periods of 2001 and 2000 were as follows:

	Net Sales	Gross Margins	Net Earnings	Earnings Per Share Basic	Earnings Per Share Diluted
	(In thousands, except per share amounts)				
Fiscal Year 2001					
Quarters					
First	$ 55,053	$13,589	$ 4,077	$ .80	$ .80
Second	56,685	16,380	5,538	1.09	1.08
Third	55,176	15,917	4,856	1.00	.98
Fourth	90,243	22,791	8,156	1.82	1.80
Total	$257,157	$68,677	$22,627	$4.63*	$4.60*
Fiscal Year 2000					
Quarters					
First	$ 53,345	$11,398	$ 3,184	$ .60	$ .59
Second	54,668	13,407	3,937	.74	.74
Third	47,941	12,041	3,085	.60	.60
Fourth	80,211	19,804	6,820	1.32	1.32
Total	$236,165	$56,650	$17,026	$3.26	$3.25

* The number of shares outstanding for purposes of calculating earnings per share changed during the year primarily because of the 596,250 share repurchase in June, 2001, and as a result the total of the fiscal 2001 reported quarterly earnings per share does not equal the earnings per share as computed for the entire 12 months.

Independent Auditors' Report

Board of Directors and Shareholders
Garan, Incorporated

We have audited the accompanying consolidated balance sheets of Garan, Incorporated and its subsidiaries as at September 30, 2001 and 2000 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of Garan, Incorporated and its subsidiaries as at September 30, 2001 and 2000, and the results of consolidated operations, changes in shareholders' equity and cash flows for each of the three fiscal years in the period ended September 30, 2001 in conformity with auditing standards generally accepted in the United States of America.

Citrin Cooperman & Company, LLP

New York, New York
November 9, 2001

Corporate Data

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held on March 1, 2002 at 1:30 P.M. at the Marriott, 1700 Jefferson Davis Highway, Arlington, Virginia.

Annual Report and Form 10-K

Additional copies of this report and copies of the Garan, Incorporated Form 10-K annual report to the Securities and Exchange Commission are available at no charge. Shareholders should make such requests by writing to our corporate headquarters at 350 Fifth Avenue, New York, New York 10118 or by telephone at (212) 563-2000.

Shareholder Records

Inquiries relating to shareholder records, stock transfer, change of ownership, and change of address should be directed to the transfer agent listed on the following page. Shareholders requiring additional assistance may contact Mr. Alexander J. Sistarenik, Treasurer, Garan, Incorporated at the address shown above or by telephone at (212) 563-2000.

Investor Inquiries

Security analysts and investors seeking information about the Company may contact Mr. William J. Wilson, Vice President—Finance at the address shown above or by telephone at (212) 563-2000.

Common Stock Information

On November 9, 2001, the Board of Directors declared a regular cash dividend of $0.25 per share and a special dividend of $0.90 per share which were paid on November 29, 2001 to shareholders of record on November 21, 2001.

The Company's common stock is listed and traded on the American Stock Exchange under the symbol GAN. The high and low sales prices during each quarterly period for fiscal years 2001 and 2000 are set forth in the table below:

	2001		2000	
Quarters	High	Low	High	Low
First	$22.64	$18.34	$33.00	$28.63
Second	25.37	22.25	29.25	23.63
Third	32.95	23.81	25.13	20.50
Fourth	37.17	29.87	24.13	21.25

Dividends paid during the last two fiscal years were as follows:

		Dividends Paid per Share	
Quarters		2001	2000
First	— Regular	$ .25	$ .25
	— Special	.80	.80
Second	— Regular	.25	.25
Third	— Regular	.25	.25
Fourth	— Regular	.25	.25
Total		$1.80	$1.80

As at December 17, 2001, there were 322 shareholders of record including Cede & Company in its capacity as nominee for the Depository Trust Company.

BOARD OF DIRECTORS

Stephen J. Donohue
Regional Manager/Executive Vice President of Capital Factors, Inc.

Rodney Faver
Vice President-Manufacturing of the Company

Jerald Kamiel
President of the Company

Richard A. Lichtenstein
President of Marathon Communications Incorporated

Seymour Lichtenstein
Chairman of the Board of the Company

Frank Martucci
President of Millcross Fund Management, Inc.

Perry Mullen
Retired

Marvin S. Robinson
Vice President-General Counsel and Secretary of the Company and Partner of Tannenbaum Dubin & Robinson, LLP

William J. Wilson
Vice President-Finance and Administration of the Company

Corporate Executive Officers

Chairman of the Board
Seymour Lichtenstein

President
Jerald Kamiel

Vice President-Finance and Administration
William J. Wilson

Vice President-General Counsel, Secretary
Marvin S. Robinson

Treasurer
Alexander J. Sistarenik

Corporate Information

Legal Counsel
Tannenbaum Dubin & Robinson, LLP
New York, New York

Auditors
Citrin Cooperman & Company, LLP
New York, New York

Registrar and Transfer Agent
EquiServe Inc.
Post Office Box 43012
Providence, RI 02940-3012
(800) 633-4236

Entire Document Printed On Recycled Paper

GARAN

350 Fifth Avenue
New York, NY 10118